NUANCE COMMUNICATIONS, INC.	ONE WAYSIDE ROAD	781 565 5000
	BURLINGTON, MA 01803	NUANCE.COM
May 30, 2008
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore
Division of Corporation Finance

Re:	Nuance Communications, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed on November 29, 2007
Form 10-Q for the Quarterly Period Ended December 31, 2007
Filed February 11, 2008
File No. 000-27038
Ladies and Gentleman:
     I am writing to respond to the follow-up questions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter addressed to me dated April 19, 2008 concerning the above-referenced filings. The Company received comments from the Staff by letter dated January 31, 2008, and Wilson Sonsini Goodrich and Rosati, Professional Corporation, responded on the Company’s behalf by letter dated February 21, 2008. Additionally, the Company received comments from the Staff by letter dated March 11 and the Company responded by letter dated April 11, 2008.
     For your convenience, we have repeated your comments below in italic type before each of our responses.
Form 10-K for the year ended September 30, 2007 filed November 29, 2007
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 59
1. We note in your response to our prior comment 1 that you evaluate VSOE on an annual basis by analyzing separate sales of PCS, professional services and training and that you have determined that a range of 20% above and below the median price is appropriate to establish

VSOE of fair value for these services. Clarify the percentage of separate sales analyzed that must fall within this range to be representative in establishing VSOE of fair value for these services.
The Company advises the Staff that it believes establishing VSOE requires considerable judgment and there is not a bright line percentage of separate sales which must be within 20% of the median to establish VSOE. The Company considers all relevant facts and circumstances in determining VSOE for elements which may be sold in multiple element arrangements, including but not limited to, the percentage of separate sales within 20% of the median, the nature of the element, the nature of the customer, how the element is sold, whether the element was acquired or developed internally and the trend of pricing for the element. The percentage of separate sales which have fallen into the 20% range in our fiscal 2007 annual analysis was 85% for PCS, 100% for training and 77% for professional services.
Please feel free to call me at (781) 565-5000 with any further questions or comments you may have.

Sincerely,
/s/ James R. Arnold, Jr.
James R. Arnold, Jr.
Senior Vice President and Chief Financial Officer